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                                                                      EXHIBIT 23


                          INDEPENDENT AUDITORS' CONSENT



The Board of Directors
Hayes Lemmerz International, Inc.

We consent to incorporation by reference in the registration statements (No. 33-80552 and 33-71708) on Form S-8 of Hayes Lemmerz International, Inc. of our report dated February 26, 2001, except Notes 3, 10, and 19(a) which are as of January 31, 2002, relating to the consolidated balance sheets of Hayes Lemmerz International, Inc. and subsidiaries as of January 31, 2001 and 2000, and the related consolidated statements of operations, changes in stockholders' equity (deficit) and comprehensive income (loss), and cash flows for each of the years in the three-year period ended January 31, 2001, and the related financial statement schedule, which report appears in the January 31, 2001, annual report on Form 10-K/A of Hayes Lemmerz International, Inc.

Our report dated February 26, 2001, except Notes 3, 10, and 19(a) which are as of January 31, 2002, contains an explanatory paragraph that states that the Company would not have been in compliance with certain financial covenants required by its banking agreements at January 31, 2001 and that on December 5, 2001, the Company filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. These matters raise substantial doubt about the ability of the Company to continue as a going concern. The consolidated financial statements and related consolidated financial statement schedule do not include any adjustments that might result from the outcome of this uncertainty.

The consolidated balance sheets as of January 31, 2001 and 2000, and the related consolidated statements of operations, changes in stockholders' equity (deficit) and comprehensive income (loss), and cash flows for the years then ended, have been restated.

/s/ KPMG LLP

Detroit, Michigan
February 18, 2002